February 26, 2025

MengShu Shao
Chief Financial Officer
INNO HOLDINGS INC.
2465 Farm Market 359 South
Brookshire, TX 77423

       Re: INNO HOLDINGS INC.
           2465 Farm Market 359 South
           Brookshire , TX 77423
Dear MengShu Shao:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing